Credit Suisse Global Technology Fund, Inc.
Registration No. 333-60683
SUB-ITEM 77C:  Submission of matters to a vote of security holders
At a special meeting of shareholders, held at 466 Lexington Avenue,
16th Floor, New York, NY, 10017, on Wednesday May 1, 2002,
a Sub-Investment Advisory Agreement for the fund, Credit Suisse Asset Management, LLC and Credit Suisse Asset Management
Limited ("CSAM Japan") was approved. The results of the votes tabulated at the special meeting are reported below.
FOR	2,971,751.85 shares (69.85%) (Of the shares present by proxy)
AGAINST	106,813.37 shares (2.51%)
ABSTAIN	94,397.90 shares  (2.22%)